                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13G

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
          RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 2)


                          Iron Mountain Incorporated
                -----------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                 ---------------------------------------------
                         (Title of Class of Securities)

                                  462846 10 6
                        ------------------------------
                                (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP No. 462846 10 6                 13G                    Page 2 of 5 Pages

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      NAME OF REPORTING PERSON
 1    S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Constance P. Buckley

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States of America
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                          SOLE VOTING POWER
                     5
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          615,266
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          122,503
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      737,769
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      4.3%

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      TYPE OF REPORTING PERSON*
12
      IN

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                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13G
Item 1.

1(a).  Name of Issuer: Iron Mountain Incorporated

1(b).  Address of Issuer's Principal Executive Offices:

             745 Atlantic Avenue, Boston, Massachusetts 02111

Item 2.

2(a).  Name of Person Filing: Constance P. Buckley

2(b).  Address of Principal Business Office:

               c/o 745 Atlantic Avenue, Boston, Massachusetts 02111

2(c).  Citizenship: U.S.

2(d).  Title of Class of Securities: Common Stock, $.01 par value

2(e).  CUSIP Number: 462846 10 6

Item 3.

        Not Applicable.


Item 4. Ownership

        As of December 31, 1999, Constance P. Buckley beneficially owned (as calculated in accordance with Rule 13d-3) 737,769 shares of Common Stock, representing 4.3% of the Common Stock then outstanding. All of such share are held in a Voting Trust pursuant to a Voting Trust Agreement dated June 24, 1997 (as amended or restated from time to time, the "Voting Trust") or pursuant to proxies issued in connection with the Voting Trust. The Voting Trustees under the Voting Trust have the right to vote the shares held in the Voting Trust or subject to such proxies. Accordingly, Ms. Buckley has no voting power (sole or shared with respect to the shares beneficially owned by her.

          The beneficial owners of interests in the Voting Trust or the shares subject to the proxies have the right to dispose of the shares as to which they have beneficial interests. Ms. Buckley has a direct beneficial interest in 433,639 shares of Common Stock. She also has a beneficial interest in an aggregate of 8,472 shares in which her husband is custodian for the benefit of her children. In addition, Ms. Buckley beneficially owns 173,155 shares as trustee of a trust and an aggregate of 122,503 shares as co-trustee of four separate trusts. Accordingly, Ms. Buckley has sole power to dispose of an aggregate of 615,266 shares of Common Stock she beneficially owns directly, in her or her husband's capacity as custodian for her children or as sole trustee of a trust. Ms. Buckley has shared power to dispose of an aggregate of 122,503 shares of Common Stock held as co-trustee of four separate trusts. Ms. Buckley disclaims beneficial ownership of all shares held by the trusts.

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         The trust referenced in Item 4 have the right to receive dividends and the proceeds from the sale of the shares of Common Stock beneficially owned by such trusts.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10. Certification

         Not Applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   February 14, 2000
                                             --------------------------------
                                                          Date

                                                   /s/ Constance P. Buckley
                                             --------------------------------
                                                          Signature

                                                   Constance P. Buckley
                                             --------------------------------
                                                       Name/Title